Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dice Cream Robotics, Inc.
3415 S SEPULVEDA BLVD
LOS ANGELES, CA 90034
dicecream.com

Up to $2,500,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Dice Cream Robotics, Inc.
Address: 3415 S SEPULVEDA BLVD, LOS ANGELES, CA 90034
State of Incorporation: DE
Date Incorporated: September 01, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Class B Common Stock
Offering Maximum: $2,500,000.00 | 2,500,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Perk

Reserve shares in the TTW and receive 10% bonus shares when invested.

Flash Perks

Flash Perk 1 - Invest between day April 1-5 and receive 10% bonus shares.

Flash Perk 2 - Invest between day May 6-10 and receive 10% bonus shares.

Time-Based Perks

Invest within the first 72 hours and receive 20% bonus shares

Invest within the first week and receive 15% bonus shares

Invest within the first two weeks and receive 10% bonus shares

Invest within the first three weeks and receive 5% bonus shares

Volume-Based Perks

One Scoop — Invest $1,500+ and receive 5% bonus shares

Two Scoops — Invest $5,000+ and receive 10% bonus shares

Banana Split — Invest $10,000+ and receive 15% bonus shares

Hot Fudge Sundae — Invest $25,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Dice Cream Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Name: Dice Cream Robotics, Inc. (or the "Company").

Business Activities: Dice Cream Robotics specializes in the development of an autonomous ice cream parlor, merging the enjoyment of ice cream with advanced robotics technology. The Company is currently crafting a prototype for a planned launch in 2024.

Business Model: Dice Cream Robotics' proposed business model focuses on offering autonomous ice cream parlor pods under the Dice Cream brand, alongside white-labeled versions for other businesses. Revenue is anticipated to be generated through a Robotics-as-a-Service (RaaS) model and royalty fees on sales. This approach aims at reducing operational costs traditionally associated with ice cream parlors.

Target Customer Base: The Company aims to target high-traffic areas such as universities, malls, apartments, and arenas, positioning its product as an innovative solution in these settings.

Product/Service Details: Dice Cream Robotics is developing an autonomous ice cream parlor pod. This pod is designed to feature a robotic arm and additional robotic components to handle various tasks, offering up to 12 flavors and multiple combination possibilities with toppings and sauces. The product is in the development stage with a working prototype.

Market Scope: The Company's initial focus is on the national market.

Reasons to Invest: Dice Cream Robotics presents its approach as a potential game-changer in the food automation and ice cream industries, focusing on cost management and innovative technology. We believe the Company's leadership team, with extensive experience in related fields, is positioned to leverage its expertise in this venture.

Entity History: Dice Cream Robotics was established on September 1, 2023, under Delaware law and headquartered in Los Angeles, California. The Company represents a new entrant in the food automation sector.

Intellectual Property Specifics: The technology being developed by Dice Cream Robotics is aimed at showcasing innovation in autonomous food service solutions.

CEO's Concurrent Employment

The CEO of Dice Cream (Jack Yang) also works as a Consultant for Systems Engineering for Booz Allen Hamilton (Booz Allen) and currently splits time between the two roles, 25 hours a week and 40 hours a week, respectively. Jack leads all business aspects of the operations at Dice Cream and provides high-level guidance on engineering and software development at BoozAllen. Jack is not currently paid a salary for his work at Dice Cream but is paid a salary for his work at Booz Allen.

A plan for Jack to transition fully to a full-time role at Dice Cream has been reviewed and accepted by the management teams at both Dice Cream and Booz Allen. The plan is as follows:

Currently, Dice Cream does not pay salaries to C-level executives (Jack, Kevin Morris, Richard Wu, Christopher Louie, and Nick Degnan) to conserve cash balances to devote to completing product development. With the StartEngine fundraise effort, the Company expects to be able to complete the development of its product after approximately 6 months, and then begin deploying its robots to begin generating revenue. At such time, Jack can then begin receiving cash compensation from Dice Cream and begin transitioning to concentrate his efforts on the Company full-time.

Competitors and Industry

Industry Analysis: The global ice cream industry, with a 2022 valuation of $81.8 billion and projections for growth of CAGR of 4.2% to 2030, presents a promising market for Dice Cream Robotics' proposed offerings.

Competition Overview: Dice Cream Robotics' main competitors include traditional ice cream parlors and fast-food outlets offering ice cream. The Company's differentiation lies in its autonomous, robotic service model, intended to enhance operational efficiency.

https://www.idfa.org/ice-cream-sales-trends

https://www.grandviewresearch.com/industry-analysis/ice-cream-market

Current Stage and Roadmap

Current Product Stage: The Company is pre-revenue and in the development phase, with a focus on refining its autonomous ice cream parlor prototype.

Future Roadmap: Dice Cream Robotics is working towards the next stages of its product development, with plans for beta testing in 2024 and larger-scale production thereafter. The Company's activities are centered on research, testing, and development of its autonomous ice cream parlor technology.

Our current plans involve deploying our initial beta on a college campus in the second half of 2024. We plan to take data gathered from this beta, to iterate further and improve the product before deploying a second beta expected in early 2025. We hope to complete any final product development objectives at the conclusion of this beta before scaling production in the second half of 2025 with an intended public rollout coming in late 2025/early 2026.

The Team

Officers and Directors

Name: Jack Yang

Jack Yang's current primary role is with Booz Allen Hamilton . Jack Yang currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: Oversight of product development, strategic planning, and business development. No salary currently taken. Jack currently splits his time working for Dice Cream and Booz Allen Hamilton, spending 15-25 hours a week with Dice Cream. Please see the Company Overview section, above, for additional details.

Other business experience in the past three years:

- Employer: Booz Allen Hamilton
  Title: Consultant for Systems Engineering
  Dates of Service: August, 2018 - Present
  Responsibilities: Oversees an engineering team, and coordinates directly in activities and projects involving software development. Receives a $200K salary.

Name: Kevin William Morris

Kevin William Morris's current primary role is with Atlas Rd. Kevin William Morris currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategy Officer
  Dates of Service: September, 2023 - Present
  Responsibilities: Heading up fundraising and business development. No direct salary taken. My firm, Atlas Rd, is paying $10k/month to manage fundraising activities. Equity package is 2%.

Other business experience in the past three years:

- Employer: Atlas Rd
  Title: CEO
  Dates of Service: November, 2022 - Present
  Responsibilities: Head of company. Kevin spends 35 hours a week with Atlas Rd.

Other business experience in the past three years:

- Employer: Miso Robotics
  Title: CFO
  Dates of Service: September, 2019 - October, 2022
  Responsibilities: Head of fundraising and finance

Other business experience in the past three years:

- Employer: Vebu Labs (Formerly WaveMaker Labs)
  Title: President
  Dates of Service: March, 2019 - October, 2022
  Responsibilities: Head of fundraising and finance

Other business experience in the past three years:

- Employer: Ally Robotocis
  Title: Board Member
  Dates of Service: December, 2021 - November, 2022
  Responsibilities: Oversaw fundraising efforts

Other business experience in the past three years:

- Employer: Bobacino
  Title: Co-founder and CFO
  Dates of Service: January, 2020 - October, 2022
  Responsibilities: Head of fundraising and finance

Other business experience in the past three years:

- Employer: Graze, Inc.
  Title: CFO
  Dates of Service: September, 2019 - October, 2022
  Responsibilities: Head of fundraising and finance

Name: Chang Jy Richard Wu

Chang Jy Richard Wu's current primary role is with Advance Development llc. Chang Jy Richard Wu currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CFO and Director
  Dates of Service: October, 2022 - Present
  Responsibilities: I am the principal of the company, came up with the idea, and funded the initial seed capital. No salary or equity compensation.

Other business experience in the past three years:

- Employer: Advance Development llc
  Title: general manager
  Dates of Service: January, 2016 - Present
  Responsibilities: i oversee development progress and finish entitlement process for the development. Richard spends 30 hours a week with Advance Development.

Name: Christopher Louie

Christopher Louie's current primary role is with Brndmkrs. Christopher Louie currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: September, 2023 - Present
  Responsibilities: Supporting all brand, content and marketing efforts for the fundraise and company in total. Salary: TBD, 25,000 options, vest immediately, works about 5 hours per week for Dice Cream

Other business experience in the past three years:

- Employer: Brndmkrs

Title: CEO
Dates of Service: February, 2019 - Present
Responsibilities: Run all creative for the company. Spends about 5 hours a week working for Brndmkrs

Other business experience in the past three years:

- Employer: Cue Inc.
  Title: Content Studio Partner
  Dates of Service: November, 2013 - Present
  Responsibilities: Helped to develop and execute the company's brand narrative, works about 10 hours per week for Cue Inc.

Other business experience in the past three years:

- Employer: Walter Robot Studio
  Title: Co-Founder and Director
  Dates of Service: August, 2007 - Present
  Responsibilities: Creating art through multiple mediums, including film, animation, art, and sculpture, working 5 hours a week for Walter Robot Studio

Other business experience in the past three years:

- Employer: Bobacino
  Title: Head of Marketing
  Dates of Service: August, 2020 - January, 2024
  Responsibilities: Helped to develop and execute the company's brand narrative

Name: Nicholas Michael Degnan

Nicholas Michael Degnan's current primary role is with Unlimit Ventures, LLC. Nicholas Michael Degnan currently services 35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO
  Dates of Service: July, 2023 - Present
  Responsibilities: Head up technical and engineering development of the product, drawing from a background in robotics and automation. No Salary.My company, Unlimit Ventures, LLC, will be the engineering development team, including myself, and will be compensated based on negotiated rates. Equity package $25k, works about 5 hours a week for Dice Cream

Other business experience in the past three years:

- Employer: Unlimit Ventures, LLC
  Title: Founder & CEO
  Dates of Service: March, 2022 - Present
  Responsibilities: Run a team of engineering and product development professionals. Spends about 35 hours per week for Unlimit Ventures

Other business experience in the past three years:

- Employer: Wavemaker Labs, Inc.
  Title: COO
  Dates of Service: May, 2019 - February, 2022
  Responsibilities: Run operations for a venture studio comprised of engineering and product development professionals focused on food automation and robotics.

Other business experience in the past three years:

- Employer: Miso Robotics
  Title: Board Director
  Dates of Service: August, 2022 - February, 2023

Responsibilities: Board director representing shareholders

Other business experience in the past three years:

- Employer: Graze Mowing
  Title: CTO
  Dates of Service: June, 2020 - February, 2022
  Responsibilities: Led engineering and development efforts for the company

Other business experience in the past three years:

- Employer: ROBOjuice
  Title: Advisor
  Dates of Service: May, 2022 - Present
  Responsibilities: Advised company on challenges related to food robotics space.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational Dice Cream or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Dice Cream. Delays or cost overruns in the development of our Dice Cream and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Dice Cream Robotics was formed on September 1, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dice Cream Robotics has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the autonomous ice cream parlor is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Jack Yang, the CEO of Dice Cream Robotics, Inc. (Dice Cream), does not currently receive a salary for his work at Dice Cream. Although Jack is committed to the Company and has invested significant sweat equity in Dice Cream, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company raises more money and generates more revenue Jack will begin to be paid a salary based on a predetermined compensation schedule. Once the Company receives approximately $2.5M in additional capital funding, Jack intends to begin drawing a salary between $125K and $150K. Then once the Company opens 7 to 10 of its parlor locations, an increase in salary of between $200K and $250K will be reviewed by the board. However, if the Company does not raise substantial amounts or begin to generate substantial revenue from its locations, there is no guarantee Jack will be paid a salary for his work at Dice Cream.

The Chief Executive Officer currently splits time between working for Dice Cream and another company

The CEO of Dice Cream Robotics, Inc. (Jack Yang) currently splits his time between working as a Consultant for Systems Engineering for Booz Allen Hamilton and Dice Cream. Although Jack intends to devote more of his time to Dice Cream moving forward, the capital needs of the business have necessitated him splitting time with another company to continue to generate a side income in order to have the funds to complete the development of Dice Cream's prototype. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Dice Cream raises $2.5M or more in additional funding for product development completion, and once the product has been deployed and becomes operational, Jack plans on leaving Booz Allen Hamilton and work full-time for Dice Cream.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
MDX Holdings LLC (Richard Wu is sole Manager & owns 100%)	9,800,000	Class A Common Stock	98.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,500,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each share of Class A Common Stock has one vote in stockholder meetings and actions.

Material Rights

Dividends: Entitled to receive dividends when declared by the Board of Directors. If dividends are in the form of Common Stock, they will receive Class A shares or rights.

Liquidation Rights: Share equally with Class B stockholders in the distribution of assets in the event of liquidation, dissolution, or winding up of the Corporation.

Voting Rights: Each share of Class A Common Stock has one vote in stockholder meetings and actions.

Effect of Subdivision or Combination: If Class A shares are subdivided or combined, the same action must be taken for Class B shares.

Rights in Mergers or Other Transactions: Entitled to the same kind and amount of stock, securities, cash, or other property as Class B stockholders in mergers, consolidations, or similar transactions.

Equal Status: Except for the specific rights and preferences outlined, both classes of stock have the same rights, powers, privileges, and rank equally in all other respects.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Class B Common Stock does not have voting rights, except as required by law only.

Material Rights

Dividends: Entitled to receive dividends on a pari passu basis with Class A stockholders. If dividends are in the form of Common Stock, they will receive Class B shares or rights.

Liquidation Rights: Share equally with Class A stockholders in the distribution of assets in the event of liquidation, dissolution, or winding up of the Corporation.

Voting Rights: Generally, Class B Common Stock does not have voting rights. Voting rights are granted only in specific circumstances as required by law.

Effect of Subdivision or Combination: If Class B shares are subdivided or combined, the same action must be taken for Class A shares.

Rights in Mergers or Other Transactions: Entitled to the same kind and amount of stock, securities, cash, or other property as Class A stockholders in mergers, consolidations, or similar transactions.

Equal Status: Except for the specific rights and preferences outlined, both classes of stock have the same rights, powers, privileges, and rank equally in all other respects.

What it means to be a minority holder

As a minority holder of the stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $2.00
  Number of Securities Sold: 200,000
  Use of proceeds: Initial startup business capital
  Date: September 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $9.80
  Number of Securities Sold: 9,800,000
  Use of proceeds: Initial startup business capital
  Date: September 12, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company will be required to raise additional capital for the next 18-24 months in order to sustain operations, as it does not believe it will achieve meaningful revenue until that point.

Foreseeable major expenses based on projections:

The majority of our expenses will be related to research and development and general operations as we build the next versions of our ice cream machine.

These expenses include hardware to develop the machine (20% of operating expenses), software development to complete the ordering apparatus (10% of expenses), paying for engineering labor to build the machine (40% of expenses), rent payments to store and work on the machine (10%) and administrative costs (10%). We expect total operational expenses to total $4,000,000 before our product is available to the public.

Future operational challenges:

Our biggest challenges will likely be related to building a machine that is operationally efficient and that will also be able to function profitably, deploying and completing beta testing of the machine, and scaling for public rollout expected in late 2025/early 2026.

Future challenges related to capital resources:

We believe we will need to raise at least over $5 million if not more, in order to achieve meaningful revenue. The market is still in a period of uncertainty, and there is no guarantee that we will be able to raise all of the capital needed to achieve profitability in the business.

Future milestones and events:

Deploying our next version of the machine, our Beta unit, is our next big test and milestone, as this will be a street-side version that will be able to sell ice cream to the public, albeit in a controlled and monitored setting.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2023, the Company has capital resources available in the form of promissory notes totaling $450,000 that it can pull from in order to fund operations. It can also likely gain access to additional debt at similar terms if it needs more capital to fund operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for only a few months. This is based on a current monthly burn rate of $100k-$250k for expenses related to R&D and general operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on an anticipated monthly burn rate of $100k-$250k for expenses related to R&D and general operations.

The Company has been experiencing its current burn rate since September 2023. We anticipate this burn rate will continue until the initial prototype is completed later in 2024. The expenses causing this are primarily focused on R&D, specifically within hardware, software, and engineering costs. We expect this rate to drop upon completion of the prototype, but then to increase again when development ramps up after the first beta.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not yet contemplated additional future sources of capital including.

Indebtedness

- Creditor: Massive Dynamic LLC
  Amount Owed: $249,096.00
  Interest Rate: 6.0%
  Maturity Date: October 13, 2024
  The Company entered into a promissory note with Massive Dynamics LLC as of September 1, 2023, for a principal amount of $249,096. The note has an interest rate of 6% and a maturity date of October 13, 2024. The total indebtedness as of the inception date is the same as the principal amount, $249,096, with accrued interest of $8,718.

Related Party Transactions

- Name of Entity: Massive Dynamics LLC
  Names of 20% owners: Richard Wu
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Promissory note
  Material Terms: The Company has received 1 promissory note from the related party Massive Dynamics LLC in the amount of $249,096. The Company has also received 2 notes from the same related party in total amount of $200,000 that are still not funded.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one current class of stock, common stock; (ii) there are no outstanding stock option pools, warrants, or other convertible securities.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

When determining the Company's valuation of $10mm, the Company relied on several market comparisons, a high-level revenue forecast, and the track record of the Company's executive team.

1) Valuation: While our Company is still pre-revenue, we are projecting initial revenue generation in 2025 between $4M and $5M and increasing in 2026 after our planned public rollout. Taking these 12-24 month forecasts into account, we looked at public market comps for tech-enabled fast food restaurants and applied a reasonable revenue multiple of under 1 to help also justify our valuation. Our revenue forecasts assume we start with an average cost per order of $5.00 initially in 2025 and scale up over time due to an expected increase in product offerings and inflation. Our forecast also assumes we start selling 25 cups per day per machine and scaling up from there. In order for the Company to meet our projections, and these

revenue goals in particular, we will need to have a successful Beta launch of our product, which we have already begun discussions with a major university to implement and are aiming to complete in 2024. This milestone is crucial for our revenue forecast, as our machine is still being developed and the machine that is currently seen in our marketing materials is an Alpha Prototype. Upon a successful funding round and an estimated 6 months of further development, we aim to complete our Beta Prototype for the Beta launch.

Additionally, in order to hit revenue in 2025, we will need to have secured a scalable US-based manufacturing facility and operations partner to help build and deploy our first units. We are forecasting that in our first full year of revenue, we will have 100 units in the field. In order to hit this goal, we will need to identify a number of pilot partners, which may include universities and malls.

Finally, we will need to have secured a number of real estate partners in order to find locations to deploy our units. We are not currently aware of any competitors in the automated ice cream space in the United States that will prevent us from hitting our target numbers. In order to sustain our forecasted growth, we will need to bring on more operating expenses and payroll across marketing, business development, and most importantly engineering so that we can continue to build and deploy more and more Dice Cream units over time. From a business model perspective, our current forecasts assume that we will own and operate all of our machines. There is also a chance that we lease out our machines to other parties, meaning that instead of collecting all revenue, we would collect a monthly rent/lease payment as well as a royalty on all sales. This is not included in our current forecasts.

2) Management's Experience: Our executive team has deep experience in engineering, robotics, business development, finance, marketing and more. This includes experience working at companies such as Deloitte, Raytheon, Booz Allen, American Airlines, Wavemaker Labs, Motivo, Miso Robotics, Bobacino, Graze, Netflix, and more. Our team also holds degrees in engineering, mathematics, and more from UCLA, UC Berkeley, UC Davis, and Purdue University.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,500,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  40.0%
  We will use 40% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  16.0%
  We will use 16% of the funds to hire key personnel for daily operations, including the following roles: executive, engineering, and general operations. Wages to be commensurate with training, experience and position.

- Working Capital
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the initial launch as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Accounts Payable
  5.0%
  5% of the funds will go to fees paid to Atlas-Rd. for managing the company's crowdfunding campaigns.

- Debt Repayment
  12.5%
  12.5% of proceed will be used to repay debt to MDX holdings

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at dicecream.com (www.dice-cream.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dicecream

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dice Cream Robotics, Inc.

[See attached]

DICE CREAM ROBOTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dice Cream Robotics, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Dice Cream Robotics, Inc., which comprise the balance sheet as of December 31, 2023, and the related statement of income, changes in stockholders' equity, and cash flow for the year ending December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Dice Cream Robotics, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Dice Cream Robotics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Dice Cream Robotics Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Dice Cream Robotics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Dice Cream Robotics Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 26, 2024
Los Angeles, California

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	2,940
Total current assets		**2,940**
		-
Total assets	$	**2,940**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Promissory Notes		256,596
Accounts Payable		61,451
Other current liabilities		8,981
Total current liabilities		**327,028**
Total Liabilities	$	**327,028**
STOCKHOLDERS EQUITY		
Common Stock Class A		100
Common Stock Class B		-
Retained earnings/(Accumulated Deficit)		(324,188)
Total Shareholders' Equity		**(324,088)**
Total Liabilities and Shareholders' Equity	$	**2,940**

See accompanying notes to financial statements.

DICE CREAM ROBOTICS INC.

STATEMENTS OF OPERATIONS

As of December 31,		2023
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
Research and development		201,097
Advertising and marketing expenses		94,050
General and administrative		20,060
Total operating expenses		**315,207**
Operating income/(loss)		(315,207)
Interest expense		8,981
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(324,188)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(324,188)**

See accompanying notes to financial statements.

DICE CREAM ROBOTICS INC.
STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

For Fiscal Year Ended December 31, 2023

| (in , $US) | Common Stock Class A | | Common Stock Class B | | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
	Shares	Amount	Shares	Amount		
Inception date (September 1, 2023)	-	$ -		$ -	$ -	$ -
Issuance of common shares	10,000,000	100	-	-	-	100
Net income/(loss)	-	-	-	-	(324,188)	(324,188)
Balance— (December 31, 2023)	**10,000,000**	**$ 100**	**-**	**$ -**	**$ (324,188)**	**$ (324,088)**

See accompanying notes to financial statements.

DICE CREAM ROBOTICS INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(324,188)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts Payable	$	61,451
Other Current Liabilities		8,981
Net cash provided/(used) by operating activities		**(253,756)**
CASH FLOW FROM INVESTING ACTIVITIES		
Acquisition of equity interest		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Promissory Notes		256,596
Issuance of shares		100
Net cash provided/(used) by financing activities		**256,696**
Change in cash		2,940
Cash—beginning of year		-
Cash—end of year	$	**2,940**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

DICE CREAM ROBOTICS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023

1. NATURE OF OPERATIONS

Dice Cream Robotics Inc., was founded on September 1, 2023, in the state of Delaware. The financial statements of Dice Cream Robotics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Company designs, manufactures, and distributes ice cream vending machines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Dice Cream Robotics Inc. is an C corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company has not yet earned revenue as it continues to be an early-stage development of the Company's commercial operations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2023, amounted to $94,050, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

DICE CREAM ROBOTICS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 26, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

There were no effects since the Company has no long-term lease agreements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31	2023
Accrued interest	8,981
Total Other Current Liabilities	$ 8,981

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock Class A at a par value of $0.00001 and 10,000,000 shares of Common Stock Class B at a par value of $0.00001. As of December 31, 2023, 10,000,000 shares of Common Stock Class A have been issued and are outstanding.

5.   DEBT

Promissory Notes

As of inception date (September 1, 2023), the Company entered into promissory notes. The Company has received 1 promissory note from the related party Massive Dynamics LLC in the amount of $256,596. The

Company has also received 2 notes from the same related party in total amount of $200,000 that are still not funded. The details of the Company's notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest rate	Borrowing Period	Maturity Date	As of December 31, 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Massive Dynamics LLC Promissory Note	$ 256,596	6%	10.5.2023	10.13.2023	$ 8,981	$ 8,981	$ 256,596	$ -	$ 256,596
Total	$ 256,596	6%			$ 8,981	$ 8,981	$ 256,596	$ -	$ 256,596

The summary of the future maturities is as follows:

As of December 31, 2023	
2024	$ 256,596
2025	-
2026	-
Thereafter	-
Total	**$ 256,596**

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

As of Year Ended December 31,	2023
Net Operating Loss	$ (96,284)
Valuation Allowance	96,284
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of Year Ended December 31,	2023
Net Operating Loss	$ (96,284)
Valuation Allowance	96,284
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $324,188, and the Company had state net operating loss ("NOL") carryforwards of approximately $324,188. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

The Company has received 1 promissory note from the related party Massive Dynamics LLC in the amount of $256,596. The Company has also received 2 notes from the same related party in total amount of $200,000 that are still not funded.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 26, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

















This is a preview for demo purposes only.

Dicecream is taking reservations for a possible, upcoming round. Join the waitlist today.

startengine

Add to Watchlist

RESERVE NOW

GET A PIECE OF DICECREAM

A robotic solution with a sweet conclusion.

Dice Cream is crafting an autonomous ice cream parlor prototype for a 2024 launch. Our novel tech blends the best of ice cream with cutting-edge robotics. We are currently pre-...

Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Dice
cream
Dice

$2,501.60 Reserved

OVERVIEW ABOUT REWARDS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Dice Cream strategically aims to manage costs by minimizing labor & eliminating traditional brick-and-mortar complexities. We believe this approach would create a cost-effective entry into the food automation space.
- The average American eats roughly 20 pounds of ice cream each year, or about 4 gallons*. With the industry valued at $81.8 billion and projected to reach $114.7 billion by 2030*, we believe we've found a "sweet spot".
- With 30 years of combined experience in food, robotics & automation (Miso Robotics, Graze, Bobacino), & backgrounds at Raytheon, Booz Allen Hamilton, & Lockheed Martin, our team brings a wealth of knowledge to Dice Cream.

Reserve Now

RESERVED	INVESTORS
$2,501.60	6

*Source | Source

THE PITCH

Shape the Future of Autonomous Food Innovation

Dice Cream aims to be a a fully autonomous ice cream parlor revolutionizing the frozen dessert experience. Our compact pod, designed to comply with FDA regulations, serves up cubed scoops of ice-cream powered by our robot, Dicey, and his minions. As we move towards large-scale production, we're seeking funds on StartEngine to develop, test and launch our next prototype.

Dice Cream
A fully autonomous ice cream parlor revolutionizing the frozen delight experience

Images are of working product prototype. Product is still currently under development.

HOW IT WORKS

Scoop to Serve in Seconds



How it Works
(Planned Capacity)

1 scoop per 40 seconds | ability to process **3** orders simultaneously

Images are of working product prototype. Product is still currently under development.

Dice Cream's parlor plans to be equipped with a robotic working arm that is seamlessly integrated into DiceCream's ecosystem, working with multiple robotic minions within the segmented stations (ice cream, toppings, delivery) of the machine to efficiently deliver scoops from up to 12 flavors to customers. The process, from an order being placed to final delivery, should take as little as 40 seconds. With the ability to process up to three orders simultaneously, and boasting up to 12 flavors and 144 potential combinations with toppings, and sauces, each pod is planned to be able to serve over 500 customers before restocking. This design plans to minimize maintenance for an efficient and high-volume operation.



A Triple Scoop of Brilliance

In 2022, the US produced a staggering 1.4 billion gallons of ice cream (Source). That's roughly four gallons per average American – translating to 64 cups, 128 scoops, and nearly 6,500 bites (Source). And with the global market poised to exceed $100 billion before the end of the decade with a 4.2% CAGR, the world is hungry for more (Source). Ice cream is a timeless favorite, and we believe Dice Cream will be too!



We believe Dice Cream's planned business model will be a triple scoop of brilliance. With an initial focus on universities, malls, apartments, and arenas, we're planning to utilize a dual revenue approach: Dice Cream-branded pods and white-labeled pods. By planning to generate income through Robotics-as-a-Service (RaaS) and royalty fees on sales, we believe we're sweetening the deal with a lower cost structure, which may allow for competitive prices and higher margins (traditionally 25% for a brick and mortar ice cream parlor) (Source).





parlor) (Source).

Since Dicey plans to offer consistently delicious delivery without the hassle of labor costs, our machines could be a "delightful" choice for high-traffic venues with limited competition. Beyond placement and convenience, we're planning to form partnerships with established ice cream brands, adding a sweet twist to the market!

The Market
1.4B GALLONS
of ice cream devoured by Americans in 2022
4 GALLONS
of ice cream devoured per average American in 2022

OUR LEADERSHIP

Meet the "Sweet Team" with 30+ Years of Combined Experience

Our Leadership
Jack Yang - CEO
Aerospace Visionary
Kevin Morris - CSO
Luminary in Food Automation
Nick Degnan - CTO
Automation Expert with a Flavorful Touch
Chris Louie - CMO
Crowdfunding Virtuoso and Media Maven

The Dice Cream leadership team is a dynamic group, with each member contributing a unique set of skills and experience, and hailing from backgrounds like Raytheon, Booz Allen Hamilton, & Lockheed Martin. Headed by CEO Jack Yang, an aerospace visionary, and guided by Kevin Morris, our Chief Strategy Officer with a rich background in food automation at Miso Robotics and Bobacino, we're committed to perfecting both technological efficiency and ice cream flavors. Nick Degnan, our Chief Technology Officer, brings his expertise to fine-tune the autonomous experience. And with Chris Louie, our Chief Marketing Officer and crowdfunding genius from BRNDMKRS, Miso Robotics, Graze, and Bobacino, we're creating a perfect blend of precision, flavor, and innovation to shape the delicious future of Dice Cream.

WHY INVEST

A Scoop Above the Rest

Dice
cream

Images are of working product prototype. Product is still currently under development.

Dice Cream's short-term goals include fundraising for the next tech iteration and venturing into large-scale production. With beta testing at college campuses expected for late 2024, we're excited for this next phrase of our growth to begin. If you're looking for a sweet deal, join us on StartEngine and get ready to revolutionize food automation!

ABOUT

HEADQUARTERS
3415 S SEPULVEDA BLVD
LOS ANGELES, CA 90034

WEBSITE
View Site ↗

Dice Cream is crafting an autonomous ice cream parlor prototype for a 2024 launch. Our novel tech blends the best of ice cream with cutting-edge robotics. We are currently pre-revenue with a product still in development and not yet on the market.

TEAM



Chang Jy Richard Wu
CFO and Board Member

Richard Wu has been in business for decades. Initially, he started his career in real estate, building up a significant portfolio. He transformed this into numerous income-generating buildings. Subsequently, Yu began his technology investment career. With a background in physics and computer science, he has obtained several patents and made a few technology investments over the years.



Jack Yang
Chief Executive Officer

Jack Yang is the founder and CEO of Dice Cream Robotics, an innovative venture born from 12.5 years of expertise in aerospace systems engineering and a deep-seated passion for food and innovation. He envisioned a future where cutting-edge technology meets delightful frozen treats. This vision materialized into Dice Cream Robotics, a pioneer in crafting autonomous robotic ice cream kiosks. Leveraging his team's collective expertise, they have crafted a fusion of ingenuity, efficiency, and creativity, reimagining how everyone will indulge in ice cream. Yang's entrepreneurial journey is driven by his pursuit of turning conceptual ideas into practical, automated solutions. Dice Cream Robotics is curating a unique experience and redefining the enjoyment of one scoop at a time.

In addition to working 15-25 hours a week for Dice Cream, Jack also currently works about 40 hours a week as a Consultant for Systems Engineering for Booz Allen Hamilton.





Kevin William Morris
Chief Strategy Officer

Kevin Morris currently serves as the CEO of Atlas Rd, a fundraising and finance consulting agency as well as Chief Strategy Officer of Dice Cream. Prior to these roles, from 2019 to 2022, Kevin served as CFO of Miso Robotics and President of Wavemaker Labs. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company's finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelor's in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

In addition to working approximately 5 hours a week working as Dicecream's Chief Strategy Officer, Kevin also works approximately 35 hours a week as CEO of Atlas Rd.





Christopher Louie
Chief Marketing Officer

Christopher Louie is a brand and content expert. From taking Cue Health from seed to IPO in 2021 to helping his launch the likes of Piestro, Bobacino, and Graze Mowing, Christopher understands what it takes to find brand and story alignment to help startups fundraise successfully and find product market fit.

In addition to working approximately 5 hours a week with Dice Cream, Christopher also works 5 hours a week as CEO of Brndmkrs, 10 hours a week for Cue, Inc., and 5 hours a week for Walter Robot Studio.





Nicholas Michael Degnan
CTO

Nick Degnan is the Chief Technology Officer at Dice Cream. His career in product development began as a mechanical design engineer, forming the foundation for later helping grow a startup towards acquisition and more recently, product development consulting. Nick is also the founder and CEO of Unlimit

Ventures, a hardware-based
venture studio. Prior to joining
Dice Cream, Nick was a
Principal and COO at Vebu
Labs (formerly Wavemaker
Labs), where he worked on
projects such as Graze Mowing
and Miso Robotics. Before that,
Nick served as the Head of
Product at the Motivo
Engineering, a product
development consulting firm,
where he was responsible for
continuous improvement of
their consulting process and
client experience, as well as
guiding engineering teams in
the development of agriculture
technologies, autonomous
vehicle systems,
manufacturing automation,
and drone related products,
among other intelligent
electrical-mechanical system
technologies. Nick worked at
Motivo from April 2016
through May 2019. Nick holds
bachelor's and master's
degrees in mechanical
engineering from UC Davis, as
well as an MBA from UCLA.

In addition to working
approximately 5 hours a week
for Dice Cream, Nick also
works 35 hours a week as CEO
of Unlimit Ventures.



ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get
rewarded for investing more into Dicecream.

$300

Reservation bonus
10% bonus shares

Select

JOIN THE DISCUSSION

DC | What's on your mind?

0/2500

Post

MN | **Marcus Norman**
2 months ago

The website link doesn't work.

💬 0   ↑ 0   🏳

Show More Comments

HOW INVESTING WORKS
Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

What does it mean when I make a reservation?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

As children, there are no limitations. Only imagination, an alligator spaceship, a wizard sandwich, or the dream of all dreams.

An ice cream robot. This is dice cream. What would you like to order? So how do we go from here to here?

By not cutting any corners. Dice cream is a fully autonomous ice cream parlor serving cubed scoops seen here running from scoop, (Great choice) to toppings. The delivery D cream unlocks the ability to serve more moments of delight than humanly possible.

Traditionally, ice cream shops see incredibly low-profit margins, but by utilizing robotics, we believe it allows us to drop labor costs, minimize real estate expenses, and create a completely unique ice cream experience that allows both kids and adults.

We wanna serve ice cream, not soft serve, so we had to get creative with the mechanics. We have this dynamic robot arm operating in the Z axis, we call 'em dicey, and these autonomous ice cream cards operating in the XY plain, we call them minions.

We all love ice cream, whether it's one scoop, two scoops, chocolate syrup, waffle cones, crushed chocolate peanut butter cups. But we added this cool robotic arm and this autonomous delivery dice and we made more than just ice cream. It's Dice Cream, Great choice.

Our business model relies on three core beliefs: People love ice cream. There's always room for more ice cream, and two scoops are better than one.

In 2022, US ice cream makers turned out nearly 1.4 billion gallons of ice cream. That's because the average American eats roughly four gallons a year. That's 64 cups, 128 scoops, and nearly 6,500 bites. But these are just the numbers. The real question is, would you be watching this video if it were for a robot that makes chicken noodle soup? (Ewwwww).

I always say there's always room for ice cream. Well, there's also always room for Dice Cream. Our machines occupy a small footprint, yet pack a big taste.

We plan to roll these out at universities, shopping malls, apartment buildings, and sports arenas. The venue gets a self-contained ice cream parlor in a box
with low maintenance, no labor costs, and consistently delicious delivery. We all love ice cream and Dice Cream is to gonna make it possible to scale that love serving more scoops and more delight than humanly possible. Who wants more ice cream?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Subject: Fundraising campaign launching soon!
Hello all,

Who is ready for a sweet opportunity to be a part of a revolutionary way to be served ice cream? Introducing Dice Cream! **Dice Cream is a fully automated ice cream shop** that utilizes a dynamic robotic arm, simple ordering interface, and fast processing times - so the only thing customers will have to worry about is whether they want one scoop or two.

Our fundraising campaign launch is just coming soon! Be sure not to miss out on bonus shares and perks as well. If you just can't wait another day, you can **reserve your investment now and receive 10% bonus shares**. Join Dice Cream as we work on changing the way we treat ourselves!

-Dice Cream Team

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LinkedIn Post (Jack)

Who is ready for a sweet opportunity to be a part of a revolutionary way to be served ice cream? 🍦I'm so excited to introduce Dice Cream! **Dice Cream is a fully automated ice cream shop** that utilizes a dynamic robotic arm, simple ordering interface, and fast processing times - so the only thing customers will have to worry about is whether they want one scoop or two 💪

Our fundraising campaign launch is just coming soon! 📅Be sure not to miss out on bonus shares and perks as well. If you just can't wait another day, you can **reserve your investment now and receive 10% bonus shares**. Join Dice Cream as we work on changing the way we treat ourselves! ✨

👉Click the link to reserve your shares today: https://www.startengine.com/offering/dicecream

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S

PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Planned: X/XX/24

Subject: Campaign is happening soon!
Hello all,

Our campaign launch is right around the corner!

Dice Cream aims to tackle challenges that normal ice shops face by utilizing autonomous robotic solutions to serve up everyone's favorite treat. The Dice Cream pod will include features such as a dynamic robotic arm that scoops the ice cream, topping storage that will house up to four toppings and three sauces, temperature-controlled storage that can store up to 12 different ice cream flavors, and "minions" that will deliver the final product to customers.

While the campaign is officially launching soon, you can reserve your investment now and receive **10% bonus shares**! Once the campaign is live, look out for other **perks and bonuses** that will be the cherry on top of a very sweet opportunity.

-Dice Cream Team

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LinkedIn Post



Who is ready for a sweet opportunity to be a part of a revolutionary way to be served ice cream? 🍦I'm so excited to introduce Dice Cream! **Dice Cream is a fully automated ice cream shop** that utilizes a dynamic robotic arm, simple ordering interface, and fast processing times - so the only thing customers will have to worry about is whether they want one scoop or two 💪

Our campaign launch is right around the corner. 📆Be sure not to miss out on bonus shares and perks as well. If you just can't wait another day, you can **reserve your investment now and receive 10% bonus shares**. Join Dice Cream as we work on changing the way we treat ourselves! ✨

👉Click the link to reserve your shares today: https://www.startengine.com/offering/dicecream

COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.